FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             DeKalb Bankshares, Inc.
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             (Exact name of registrant as specified in its charter)

          SOUTH CAROLINA                                   57-1116916
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

              631 West DeKalb Street, Camden, South Carolina 29020
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               (Address of principal executive offices) (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered

       None
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         If this  form  relates  to the  registration  of a class of  securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[X]

         Securities Act registration statement file number to which this form relates:

               N/A   (if applicable)
               ---

         Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
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                                (Title of class)



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Item 1.       Description of Registrant's Securities to be Registered.

         Authorized Capital. DeKalb Bankshares, Inc. (the "Holding Company") is authorized to issue 20,000,000 shares of common stock, no par value per share. Pursuant to the provisions of the South Carolina Business Corporation Act of 1988 (the "Business Corporation Act"), any outstanding shares of capital stock of the Holding Company reacquired by it would be considered authorized but unissued shares.

         Voting and Other Rights. The holders of Holding Company shares are entitled to one vote per share on each matter voted on at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if the votes cast in favor of the matter exceed the votes against the matter. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Each shareholder entitled to vote in such an election shall be entitled to vote each share of Holding Company shares owned by such shareholder for as many persons as there are directors to be elected. Pursuant to the Articles of Incorporation of the Holding Company, shareholders do not have cumulative voting rights.

         In general, the affirmative vote of two-thirds of the Holding Company shares outstanding and entitled to vote is required to approve: (i) amendments to the Holding Company's Articles of Incorporation, (ii) the dissolution of the Holding Company, or (iii) a merger, exchange or consolidation of the Holding Company with, or the sale, exchange or lease of all or substantially all of the assets of the Holding Company to, any person or entity. However, if the proposed transaction has not been approved by the affirmative vote of at least two-thirds of the Board of Directors, then the vote required to approve the transaction is 80% of the outstanding shares.

         The shareholders of the Holding Company shall have dissenters' rights to an appraisal with respect to their shares of Holding Company common stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters' rights generally are also available with respect to certain sales of all or substantially all of the property of the Holding Company and certain amendments to the Holding Company's Articles of Incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares.

         Directors. Under the Holding Company's Articles of Incorporation and Bylaws and pursuant to the Business Corporation Act, the Board of Directors has the power to set the number of directors from time to time at six or more. Accordingly, the directors of the Holding Company have the authority to increase or decrease the number of directors, but may not increase or decrease the number by more than 30% from the number of directors last elected by the shareholders. Directors are divided into three classes, each class to be as nearly equal in number as possible. Except as otherwise provided by law or as necessary to maintain approximately equal class sizes, directors serve for three year terms. Directors serve until their successors are elected and qualify.

         The Articles of Incorporation provide that a director may be removed without cause only by the affirmative vote of at least 80% of the outstanding voting stock.

         Liquidation Rights. In the event of liquidation, the holders of Holding Company Shares would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

         Preemptive and Other Rights. The Holding Company common stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the Holding Company shares will, upon issuance, be validly issued, fully paid and nonassessable.

         Distributions. The Holding Company may issue share dividends in Holding Company shares to the holders of Holding Company shares. In addition, the holders of Holding Company shares will be entitled to receive such other distributions as the Board of Directors of the Holding Company may declare, subject to any restrictions contained in the Holding Company's Articles of Incorporation (of which there currently are none), unless after giving effect to such distribution, (i) the Holding Company would not be able to pay its debts as they become due in the usual course of business or (ii) the Holding Company's total assets would be less than the sum of the Holding Company's total liabilities plus the amount that would be needed, if the Holding Company were to

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be dissolved at the time of the distribution,  to satisfy claims of shareholders who have preferential rights superior to the rights of holders of Holding Company shares.

         Although the Holding Company is not subject to the restrictions on dividends applicable to state banks, the ability of the Holding Company to make distributions to holders of Holding Company shares is dependent to a large extent upon the ability of its subsidiary, The Bank of Camden, to pay dividends. The ability of the Bank, as well as of the Holding Company, to pay dividends in the future may also be affected by the various minimum capital requirements.

         Indemnification  of Officers and Directors.  Sections  33-8-500 through
33-8-580 of the Business Corporation Act contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 33-8-510 permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith,
(ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interest and (y) his conduct in other capacities was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a current or former director in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 33-8-550.

         Sections 33-8-520 and 33-8-560 require a corporation to indemnify a director or officer in the defense of any proceeding to which such person was a party because of his or her capacity as officer or director against reasonable expenses when such person is wholly successful in his or her defense, unless the Articles of Incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if such person is adjudged fairly and reasonably so entitled under Section 33-8-540. Section 33-8-560 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the corporation's Articles of Incorporation or Bylaws or by resolution of the Board of Directors or by contract.

         Limitation of Director Liability. As permitted by the Business Corporation Act, the Holding Company's Articles of Incorporation provide that no director shall be personally liable to the Holding Company or its shareholders for monetary damages for breach of fiduciary duty as a director except for (a) breach of the duty of loyalty to the Holding Company or its shareholders, (b) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (c) making unlawful distributions or (d) a transaction from which the director derived an improper personal benefit.

         Duty of Directors in Connection with Business Combinations. The Holding Company's Articles of Incorporation require the Board of Directors to consider the interests of the employees of the Holding Company and the communities in which it does business in addition to the interests of the Holding Company and its shareholders when evaluating a proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of the assets of the Holding Company.

Statutory Matters

         Business Combination Statute. The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. The Holding Company's Articles of Incorporation do not contain such a provision. An amendment of the Articles of Incorporation to

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contain such a provision would,  however,  permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

         Control Share Acquisitions. South Carolina law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

         The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. The Holding Company is not authorized by its Articles of Incorporation or Bylaws to redeem control shares pursuant to such legislation.

         General. Taken together, the foregoing provisions of the Articles of Incorporation and South Carolina law favor maintenance of the status quo and may make it more difficult to change current management, and may impede a change of control of the Holding Company even if desired by a majority of its shareholders.

Item 2.       Exhibits.  See Exhibit Index


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      DeKalb Bankshares, Inc.
                                      (Registrant)

Date:  November 12, 2003              By:/s/William C. Bochette, III
       -----------------------           ---------------------------------------
                                           William C. Bochette, III
                                           President and Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit No.                 Description
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 3.1                        Articles of Incorporation of Registrant
 3.2                        Bylaws of Registrant
 4.                         Specimen Common Stock Certificate